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                                                                     EXHIBIT 4.1

                       SAFECO AGENCY STOCK PURCHASE PLAN


1.  Purpose

The purpose of the SAFECO Agency Stock Purchase Plan ("Plan") is to reward key insurance agencies with the opportunity to acquire SAFECO Corporation common stock at a discount and thereby motivate them to contribute to the long-term growth and success of the SAFECO group.

2.  Eligibility

Each agency that has been designated by the SAFECO property and casualty insurance companies as a Partnership Plus or President's Trust agency is eligible to purchase shares if the agency earned a cash bonus of $10,000 or more for the calendar year preceding the purchase date. Eligibility for the Plan will be determined on a year-by-year basis. Eligible agencies are under no obligation to participate in the Plan. The Plan is for the benefit of qualifying agencies only; no individual producers may participate.

3.  Procedures for Making Purchases

     (a)  Purchase date.  Purchases can be made under the Plan on each date
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          designated as a purchase date.  Unless the Plan Committee (defined below) determines otherwise, the purchase date each year will be March 10, or if March 10 is not a business day, the next business day.

     (b)  Election form and payment.  In February each year, following SAFECO's
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          calculation of the cash bonus payable for the prior calendar year,
          SAFECO will send an election form to each eligible agency. To make a purchase under the Plan, an eligible agency must complete the election form, stating the dollar amount the agency wishes to apply to the purchase of shares. The agency must return the completed election form, together with a check for the total purchase price, to SAFECO Insurance Companies, Marketing Department, SAFECO Plaza T-21, Seattle, WA 98185, Attention: Incentive Plans Administrator, or such other person as SAFECO may designate on the election form. Funds deposited with SAFECO (or SAFECO's designee) for purposes of making stock purchases will not accrue interest.

     (c)  Timing of election.  Election forms, accompanied by payment, must be
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          delivered to SAFECO (or SAFECO's designee) by the close of business
          (Seattle time) on the last business day before the purchase date. SAFECO will not honor election forms received after the deadline. SAFECO will promptly return untimely election forms and accompanying payments.

     (d)  Minimum and maximum purchases.  The minimum amount that an eligible
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          agency may elect to apply to stock purchases on any purchase date is
          $5,000 and
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          the maximum is the amount of the cash bonus earned by the agency for the prior calendar year.

4.   Purchase Price

     In the case of Partnership Plus agencies, the purchase price of the shares will equal 90% of the closing price on the purchase date. In the case of President's Trust agencies, the purchase price will equal 80% of the closing price on the purchase date. For purposes of the Plan, the "closing price" means the price at which the last trade in SAFECO Corporation common stock was made before or at 1:00 p.m. Seattle time as reported on The Nasdaq National Market. The number of shares acquired by a purchasing agency on any purchase date will equal the dollar amount deposited with SAFECO by the agency divided by the applicable purchase price. If the number of shares that can be purchased with the agency's payment is not a whole number, the agency will be credited with a fractional share carried to the number of decimal places customarily accounted for by the custodian for the Plan.

5.   Restrictions on Transfer

     Shares purchased under the Plan will be subject to restrictions on transfer for a period of two years from the purchase date. The shares will be registered in the purchasing agency's name and held by the Plan custodian in book-entry form in a separate account in the agency's name. Stock certificates will not be issued until the restricted period has expired. During the restricted period, the purchasing agency will not be allowed to sell, transfer, pledge, assign or otherwise dispose of the shares. At the end of the restricted period, the agency may request the issuance of stock certificates, leave the shares in the agency's custodial account, or direct the custodian to sell or transfer the shares on the agency's behalf.

6.   Benefits of Ownership

     Commencing on the purchase date and subject only to the restrictions on transfer discussed above, agencies who have purchased shares will be entitled to all the benefits of ownership of the shares, including the right to vote the shares and to receive any dividends declared on SAFECO Corporation common stock. The shares will not be subject to any risk of forfeiture during the restricted period or afterward.

7.   Plan Committee's Authority

     The Plan Committee will consist of two or more members, who may be SAFECO employees, appointed to govern the Plan by SAFECO's Chief Executive Officer under the authority granted by the SAFECO Corporation Board of Directors. The Plan Committee has broad discretion to administer and interpret the Plan and may adopt, amend and rescind rules and procedures relating to the Plan. The Plan Committee may delegate administrative duties to such persons as it deems appropriate (other than persons affiliated with eligible agencies).
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8.   Custodian

     The Plan custodian will establish and maintain a separate account for each agency that purchases shares under the Plan. The Plan Committee is responsible for selecting the Plan custodian.

9.   Expenses

     SAFECO will pay all expenses related to administration of the Plan, including accounting, legal and custodial fees. Participating agencies that request the issuance of stock certificates after the expiration of the restricted period may be charged a certificate issuance fee. Participants in the Plan are responsible for paying any brokerage fees or commissions charged upon the sale or transfer of shares acquired under the Plan.

10.  Amendments

     The Plan Committee may amend the terms of the Plan, including without limitation the purchase date, criteria for eligibility, and the length of the restricted period. Amendments to the Plan will be not be given effect, however, to the extent they would adversely affect shares purchased under the Plan prior to the effective date of the amendment. If the Plan Committee amends the terms of the Plan, a prospectus supplement describing the revised Plan will be sent to all eligible agencies.